Filed by: TeraWulf Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IKONICS Corporation

TeraWulf
@TeraWulfInc

With an institutional commitment to ESG principles and a target of 100% zero-carbon energy utilization, TeraWulf is positioned to be a leading miner of sustainable bitcoin globally. #NetZeroBitcoinStandard

Click here to learn more about TeraWulf:
terawulf.com/document/TeraW...

9:05 AM · Jun 25, 2021 · Twitter Web App

TeraWulf
@TeraWulfInc

Paul Prager, TeraWulf Chairman & CEO: "TeraWulf represents an exciting new paradigm for cryptocurrency mining, which is built on a significant strategic advantage to utilize reliable, secure and low-cost sustainable energy sources to support our bitcoin mining activities."

9:07 AM · Jun 25, 2021 · Twitter Web App

1 Like

TeraWulf
@TeraWulfInc

Nazar Khan, TeraWulf COO: "Our team's unique access to energy assets allows us to quickly develop a large-scale cryptocurrency mining platform that can help facilitate and can expedite the electric grid's transition to a zero-carbon future."

9:07 AM · Jun 25, 2021 · Twitter Web App

1 Like

TeraWulf
@TeraWulfInc

Kerri Langlais, TeraWulf Chief Strategy Officer: "We are confident that by integrating flexible baseload energy demand into the electric grid, we will accelerate the transition to a more resilient, stable and sustainable energy future."

9:08 AM · Jun 25, 2021 · Twitter Web App

1 Retweet **1** Like

TeraWulf
@TeraWulfInc

Press Release:

TeraWulf and IKONICS Announce Merger Agreement, Pavin...
/PRNewswire/ -- TeraWulf Inc. ("TeraWulf"), poised to become a best-in-class bitcoin mining company, announced today it...
prnewswire.com

9:09 AM · Jun 25, 2021 · Twitter Web App

1 Retweet **1** Like

TeraWulf
@TeraWulfInc

Our aim is to be the most environmentally sustainable bitcoin mining company, and we are taking the next step to achieve that mission. We're excited to announce that TeraWulf is expected to become a publicly listed company through a business combination with @IKONICS_Corp

9:06 AM · Jun 25, 2021 · Twitter Web App

1 Retweet **1** Like

TeraWulf
@TeraWulfInc

Replying to @TeraWulfInc

Through this transaction, TeraWulf is leveraging its management team's decades of experience in energy supply optimization, operations and engineering to create a premier platform for sustainable cryptocurrency mining. #NetZeroBitcoinStandard

9:16 AM · Jun 25, 2021 · Twitter Web App